----------------------
                                                             SEC FILE NUMBER
                                                                000-24921
                                                          ----------------------
                                                              CUSIP NUMBER
                                                              73936A 10 3
                                                          ----------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K |X| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

             For Period Ended: March 31, 2007
                               --------------

             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:___________________________________


--------------------------------------------------------------------------------
  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION Power 3 Medical Products, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Surgical Safety Products, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

3400 Research Forest Drive, Suite B2-3
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77381
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense
    |
    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| |       portion thereof, will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in a Form 8-K filed by Power3 Medical Products, Inc. ("the Company") with the Securities and Exchange Commission on March 14, 2007, during the quarter ended March 31, 2007, Power3 Medical Products, Inc. made the decision to change its independent registered public accountants. This late change has caused the Company to experience a delay in filing its Form 10-KSB for the year ended December 31, 2006 and the amount of time devoted to the completion of the year end financial statements and the audit of the Company's financial statements for the year ended December 31, 2006, has consequently delayed the completion of the financial statements for the quarter ended March 31, 2007.

The Company is now preparing to file its Quarterly Report on Form 10-QSB for the period ended March 31, 2007, and requires additional time to compile the information necessary for its quarterly report and prepare additional disclosures that would otherwise have been included in the Company's 2006 Annual Report on Form 10-KSB.

The Company expects to finalize its financial statements and file its quarterly report on Form 10-QSB for the quarter ended March 31, 2007, as soon as practicable and no later than the 5th calendar day following the prescribed due date.


SEC 1344 (03-05)  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John P. Burton                      281                 466-1600
      --------------                  -----------        ------------------
          (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                                  |_| Yes |X| No

      Power3 Medical Products, Inc. Form 10-KSB for the period ended December 31, 2006 has not been filed for reasons previously reported by the Company. -

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report a net loss for the first quarter of 2007 of approximately ($3,968,436) as compared to a net loss of ($4,905,748) for the same quarter in 2006. The decrease in net loss is primarily due to a decrease in stock compensation expenses resulting from the completion of the amortization of the stock compensation expenses incurred at the time of the May 18, 2004 transaction with Advanced BioChem. However this decrease in stock compensation expense was largely offset by an increase in derivative loss which occurred during the first quarter of 2007. Revenues during the first quarter of 2007 were $121,724 as compared to -0- during the first quarter of 2006.

While the Company does not expect the results for the quarter ended March 31, 2007, to materially differ from those reported above, since the Company has not completed its financial statements preparation for the period ended December 31, 2006, the results ultimately reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, may differ from those reported above.

                         POWER 3 MEDICAL PRODUCTS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2007                             By /s/ John P. Burton
                                                 ------------------------------
                                                 Name: John P. Burton
                                                 Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------